Exhibit (a)(1)(A)

BIONIK LABORATORIES CORP.

DATED: May 25, 2017

To the Holders of the Original Warrants:

This letter is to inform you that Bionik Laboratories Corp. (the “Company”) is offering holders of certain warrants to purchase common stock of the Company (defined below as the “Original Warrants”) the opportunity to amend and exercise such Original Warrants, upon the terms set forth in the enclosed “Offer to Amend and Exercise Warrants to Purchase Common Stock of Bionik Laboratories Corp.” dated as of May 25, 2017 (the “Offer to Amend and Exercise”).

The warrants subject to the Offer to Amend and Exercise are those warrant holders which currently own the following: (i) outstanding warrants to purchase an aggregate of 16,408,250 shares of the Company’s common stock issued to investors who participated in the Company’s private placement financing (the “Offering”) which had closings on February 26, 2015, March 27, 2015, March 31, 2015, April 21, 2015, May 27, 2015, and June 30, 2015 (the “Investor Warrants”), which are exercisable at an exercise price of $1.40 per share, and (ii) outstanding warrants to purchase an aggregate of 1,229,994 shares of the Company’s common stock issued to the placement agent in connection with the Offering (the “Placement Agent Warrants”), which are exercisable at an exercise price of $0.80 per share. The Investor Warrants and the Placement Agent Warrants are hereafter collectively referred to as the “Original Warrants”.

The Offer to Amend and Exercise is an opportunity for the holders of the Original Warrants to amend and exercise the Original Warrants at a reduced warrant cash exercise price equal to $.25 per share (the “Amended Exercise Price”) in cash on the terms and conditions set forth in the Offer to Amend and Exercise (the “Amended Warrants”). The purpose of the Offer to Amend and Exercise is to help the Company raise funds to support the Company’s operations by encouraging the participating holders to exercise the Original Warrants by significantly reducing both the exercise price and the exercise period of the Original Warrants. The Company plans to use the funds obtained for working capital and other general corporate purposes.

The enclosed Offer to Amend and Exercise Warrants to Purchase Common Stock of Bionik Laboratories Corp., together with the Election to Participate and Exercise Warrant, form of Amended Warrant and Notice of Withdrawal constitute the “Offering Materials.” The Offering Materials provide information regarding the Offer to Amend and Exercise and instructions as to how you can participate and exercise your Original Warrants. You should read all of the materials carefully before you decide whether to amend and exercise any of your Original Warrants. Also, please note that although there is no minimum participation requirement with respect to this Offer to Amend and Exercise, you may not elect to amend but not exercise your Original Warrants. Participation in this Offer to Amend and Exercise requires both amendment of your Original Warrants and your exercise of the Amended Warrants, which will happen simultaneously should you choose to participate.

To participate in the Offer to Amend and Exercise and exercise an Amended Warrant and receive the number of shares of Company common stock issuable therefor, you must deliver to the Company, prior to the expiration of the Offer to Amend and Exercise, which is 5:00 p.m. (Eastern Standard Time) on June 22, 2017, as may be extended for up to an additional ten business days in the discretion of the Company and the Warrant Agent (the “Expiration Date”): (i) a signed copy of the Election to Participate and Exercise Warrant; (ii) a signed copy of an Accredited Investor Questionnaire; (iii) the original copy of your Original Warrant (or an Affidavit of Lost Warrant) for cancellation; and (iv) cash in the amount equal to the Amended Exercise Price multiplied by the number of shares of common stock you elect to purchase. These items (other than the cash exercise price) must be properly delivered, before the Expiration Date to: VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598; Attention Allison Niccolls, Director of Operations. The cash exercise price may be tendered in the form of check or wire transfer, pursuant to the wire instructions contained in the Election to Participate and Exercise Warrant. If you properly tender (and do not validly withdraw) these materials on or prior to 5:00 p.m., Eastern Standard Time on June 22, 2017, the Expiration Date of the Offer to Amend and Exercise (or such later date and time if we extend the Offer to Amend and Exercise), promptly following the Expiration Date, we intend to notify our depositary institution and our transfer agent of our acceptance of your payment of the exercise price and these materials and issue and deliver to you the number of shares of Company common stock issuable under the Amended Warrant.

If you change your mind and do not want to participate in the Offer to Amend and Exercise, you may submit a Notice of Withdrawal to us. However, to be effective, the Notice of Withdrawal must be properly completed and must be returned to us on or prior to 5:00 p.m., Eastern Standard Time on June 22, 2017, the Expiration Date of the Offer to Amend and Exercise (or such later date and time if we extend the Offer to Amend and Exercise). However, if we have not accepted your tendered Original Warrant by July 21, 2017, the fortieth business day after commencement of the Offer to Amend and Exercise, you may change your mind and submit a Notice of Withdrawal to us after July 21, 2017. If you properly withdraw in a timely manner as set forth above, we will promptly: (i) cancel your signed copy of the Election to Participate and Exercise Warrant; (ii) return the original copy of your Original Warrant (which will remain unmodified and in full force and effect), or issue you a new Original Warrant if you submitted an Affidavit of Lost Warrant; and (iii) provide you with a check equal to the amount of cash you paid to exercise the Amended Warrant.

Very truly yours,

/s/ Peter Bloch
Peter Bloch
Chairman and Chief Executive Officer